SCORPIO BULKERS INC.

9, Boulevard Charles III

MC 98000 Monaco

December 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street N.E.

Washington, D.C. 20549-7010

Attention: Loan Lauren P. Nguyen, Special Counsel

Re:	Scorpio Bulkers Inc.
Registration Statement on Form F-1 (No. 333-192246)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 8, 2013, as amended, be accelerated so that it will be made effective at 4:00 p.m. Eastern Daylight Time on December 11, 2013, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

SCORPIO BULKERS INC.

By:	/s/ Hugh Baker
Name:	Hugh Baker
Title:	Chief Financial Officer

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, NY 10005

December 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Attention: Loan Lauren P. Nguyen, Special Counsel

Re:	Scorpio Bulkers Inc.
Registration Statement on Form F-1 (File No. 333-192246)

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters for the initial public offering of the common shares of Scorpio Bulkers Inc. (the “Company”), wish to advise you that approximately 2,600 copies of the Company’s Preliminary Prospectus dated December 6, 2013, were furnished to seven (7) prospective underwriters, and distributed to underwriters, dealers, institutions and others, during the period from December 6, 2013 through the date hereof.

The undersigned have and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

In accordance with Rule 461 of the General Rules and Regulations under the Act, we hereby join in the Company’s request for acceleration of the effective date of the above-referenced registration statement so that it becomes effective at 4:00 p.m. on December 11, 2013, or as soon as possible thereafter.

Very truly yours,

Deutsche Bank Securities Inc.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ Jason Eisenhauer
Name:	Jason Eisenhauer
Title:	Director